Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Announces Second-Quarter

2013 Financial Results

TAIPEI, Taiwan, August 22, 2013 – GigaMedia Limited (NASDAQ: GIGM) today announced its unaudited financial results for the second quarter of 2013.

“We are continuing to make good progress in lowering our cost structure,” stated GigaMedia Limited Chief Executive Officer Collin Hwang. “Operating expenses were a record low in Q2; we have cut our operating expenses nearly 40 percent from Q4 last year, when excluding the Q4 goodwill impairment.”

“The next step in our turnaround is driving revenue growth,” stated CEO Collin Hwang. “We expect to start driving growth and better performance by leveraging our strengths in social casino games and a new cutting-edge games platform that will be operating near year-end.”

“We are actively reviewing several strategic transactions that would allow us to maximize our opportunities and accelerate the transformation of our games business,” stated CEO Collin Hwang. “We look forward to sharing more over the next six months on the development of our new games platform and business model.”

“We also expect to begin seeing revenue contributions from our new cloud business after we begin marketing in late 2013,” stated CEO Collin Hwang. “In sum, while it is going to take time to correct the mistakes of the past, we are confident we are on track to delivering sustainable growth and enhanced shareholder value.”

Second-Quarter Overview

•

FunTown’s MMO game A.V.A. outpaced expectations in the second quarter; its revenue contributions were up 19 percent year-over-year, helping to offset a decrease in contributions from FunTown’s PC-based casual games. A.V.A. continues to be one of the most popular first-person-shooter MMOs in Taiwan.

•	To drive growth, FunTown continued developing a new game platform in preparation for the launch in late 2013 of new self-developed games in the high-growth Web and mobile games market.

•	Consolidated general and administrative expenses continued trending down, decreasing 7 percent quarter-over-quarter and 55 percent year-over-year.

•	Record-low headquarters operating expenses, down 27 percent quarter-over-quarter and 54 percent year-over-year.

•	Cash outflow from operations of approximately $300 thousand, excluding cash received of $3.2 million related to the disposal of a non-strategic legacy investment.

•

Cash, cash equivalents, and marketable securities-current decreased approximately $4.8 million sequentially to approximately $73.0 million; during the second quarter of 2013, GigaMedia fully repaid its short-term borrowings, which amounted to approximately $7.6 million at the end of the first quarter of 2013.

2013 Turnaround Overview

•

Restructuring, cost controls and team incentive programs implemented over the past two quarters by new management are helping to address the challenges of a general market decline in GigaMedia’s legacy PC-based games business and create a leaner business, better positioned to deliver sustainable growth and profitability.

•	General and administrative expenses have decreased approximately 31 percent since the fourth quarter of 2012.

•	Corporate operating expenses have decreased approximately 49 percent since the end of last year.

•	Loss from operations has decreased approximately 47 percent from the fourth quarter of 2012, when excluding the goodwill impairment in the fourth quarter of 2012.

•

Management plans to begin launches of new social casino games late in the fourth quarter of 2013. The games will be in browser and mobile format, positioning GigaMedia to benefit from strong growth trends in these markets. (See GigaMedia’s June 25 announcement for details.)

Recent Developments

•

New auditors: Shareholders have approved the engagement of global leader KPMG. The firm has offices in Taiwan, which will facilitate rapid, efficient collaboration with GigaMedia. The change of auditors to KPMG is part of new management’s initiatives to enhance shareholder value.

Unaudited Consolidated Financial Results

GigaMedia Limited is a diversified provider of online games and cloud computing services. GigaMedia’s online games business FunTown develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile social casino games. GigaMedia’s cloud computing business GigaCloud was launched in early April 2013 and is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness.

Unaudited consolidated results of GigaMedia are summarized in the table below.

GIGAMEDIA 2Q13 UNAUDITED CONSOLIDATED FINANCIAL RESULTS

(unaudited, all figures in US$ thousands, except per share amounts)	2Q13	1Q13	Change (%)	2Q13	2Q12	Change (%)
Revenues	3,654	4,187	-13	3,654	7,129	-49
Gross Profit	1,928	2,333	-17	1,928	3,852	-50
Loss from Operations	1,325	1,268	-5	1,325	2,539	48
Net Income (Loss) Attributable to GigaMedia	84	(1,389)	NA	84	(3,454)	NA
Net Loss Per Share Attributable to GigaMedia, Diluted	0.00	0.03	NA	0.00	0.07	NA
EBITDA (A)	642	(817)	NA	642	(2,124)	NA
Cash, Cash Equivalents, Restricted Cash, and Marketable Securities-Current	72,960	77,832	-6	72,960	94,810	-23

(A)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures,” for more details.)

Consolidated revenues for the second quarter of 2013 were $3.7 million; this compared to $4.2 million in the first quarter of 2013 and $7.1 million in the second quarter of 2012. Quarter-over-quarter results reflected seasonally softer demand for casual online games; the approximately $533 thousand decrease from the first quarter was less than expected due to strong contributions by A.V.A. during the second quarter, which were 19 percent higher than the same period last year. Year-over-year results reflected the effect on Giga’s currently PC-based online games business of the continuing shift in player preferences for browser/mobile games, as well as the deconsolidation of IAHGames revenues following the disposal of a majority ownership interest in IAHGames in August 2012.

In response to market trends, GigaMedia is currently developing a suite of browser/mobile-based social casino games and plans to begin offering these games to its userbase near the end of 2013.

Average monthly revenue per active paying account was $27.76 during the second quarter of 2013, down 6 percent from the previous quarter. Peak concurrent users remained steady quarter-over-quarter at approximately 23,000.

Consolidated gross profit for the second quarter of 2013 was $1.9 million compared to $2.3 million in the first quarter of 2013 and to $3.9 million in the second quarter of 2012. Second-quarter 2013 consolidated gross profit margin was 52.8 percent compared to 55.7 percent in the first quarter of 2013 and 54.0 percent in the same period in 2012.

Consolidated operating expenses for the second quarter of 2013 continued to trend down and reached a record low, reflecting benefits from implementation of productivity initiatives and ongoing strong cost controls. Consolidated operating expenses in the second quarter were $3.3 million compared to $3.6 million in the first quarter of 2013 and to $6.4 million in the second quarter of 2012.

Consolidated product development and engineering expenses were $319 thousand in the second quarter of 2013 compared to $372 thousand in the previous quarter and $280 thousand in the second quarter of 2012.

Consolidated selling and marketing expenses were $1.2 million in the second quarter of 2013 compared to $1.4 million in the previous quarter and $2.3 million in the second quarter of 2012.

Consolidated general and administrative expenses were $1.7 million in the second quarter versus $1.8 million in the previous quarter and $3.8 million in the second quarter of 2012. Corporate operating expenses were a record low $990 thousand in the second quarter of 2013, down from $1.4 million in the first quarter of 2013.

Consolidated loss from operations for the second quarter of 2013 was $1.3 million. This compared to a loss of $1.3 million in the first quarter of 2013 and $2.5 million in the second quarter of 2012. The year-over-year variation primarily reflected the aforementioned factors affecting revenues and costs and expenses.

Consolidated non-operating expenses/income during the second quarter of 2013 was income of $1.4 million compared to expenses of $137 thousand in the first quarter of 2013 and income of $429 thousand recorded in the second quarter of 2012.

Consolidated net income for the second quarter of 2013 was $84 thousand. This compared to net losses of $1.4 million in the first quarter of 2013 and $3.5 million in the second quarter of 2012. During the second quarter of 2013, GigaMedia recorded a gain of $1.2 million related to the disposal of a non-strategic legacy investment. Excluding the $1.2 million gain, net loss was $1.1 million in the second quarter of 2013.

Consolidated EBITDA for the second quarter of 2013 was income of $642 thousand. This compared to a loss of $817 thousand in the first quarter of 2013 and to a loss of $2.1 million in the second quarter of 2012.

Cash and Strategic Investments

Cash, cash equivalents, and marketable securities-current were $73.0 million at the end of the second quarter of 2013 compared to $77.8 million at the end of the first quarter of 2013. During the second quarter of 2013, GigaMedia fully repaid its short-term borrowings, which amounted to approximately $7.6 million at the end of the first quarter of 2013.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of August 22, 2013. Given potential changes in economic conditions and consumer spending, the evolving nature of online games, and various other risk factors, including those discussed in the company’s 2012 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission as referenced below, actual results may differ materially.

Online games business

GigaMedia is investing in and repositioning its online games business to align itself with strong growth in browser/mobile games in the social casino sector. The company is leveraging its expertise in online casino games to develop new browser/mobile casino games in-house, which it expects to launch beginning in late 2013. Supporting this, management is also making critical operational improvements, including upgrading the game server system and integrating the game testing/development environment to enhance efficiencies and strengthen operations. Management targets a comprehensive, multi-platform offering of self-developed browser, mobile and PC-based games by early 2014 delivering improved financial performance and lower business risk.

Cloud services business

Launched in April 2013, GigaMedia is investing in and positioning its cloud services business to capitalize on strong opportunities for software as a service in the SME sector in Greater China and demand for various cloud services in the region’s government sector. GigaMedia plans to expand the scope, reach, and quality of its cloud offerings in 2013 by developing new strategic channel and technology partnerships; the strategic cooperation agreement with global technology firm Atos announced in April 2013 and the cooperation with the Taipei City government announced in May 2013 represent initial success. Following the current trial operational period, management plans to increase marketing in late 2013 to grow its subscriber base.

Third-quarter overview

Management expects mixed results in the third quarter, with a decrease in GigaMedia’s PC-based casual game revenues reflecting market trends in PC-based casual games, partially offset by an increase in the company’s MMO revenues driven by the traditional seasonal surge in online gaming activity in the period. Third-quarter operating expenses may be negatively impacted by non-cash impairments related to legacy MMO game development projects pursued by previous management. As a result of the foregoing factors, management forecasts operating and net losses in the third quarter. This outlook does not take into consideration anticipated revenue contributions from the launch of new browser/mobile-based social casino games. Launches of GigaMedia’s new social casino games are planned for late in the fourth quarter of 2013.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with US GAAP, the company uses the following measure defined as non-GAAP by the SEC: EBITDA. Management believes that EBITDA (earnings before interest, taxes, depreciation, and amortization) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A limitation of using EBITDA is that it does not include all items that impact the company’s net income for the period. Reconciliations to the GAAP equivalents of the non-GAAP financial measures are provided on the attached unaudited financial statements.

About the Numbers in This Release

Quarterly results

All quarterly results referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, unless otherwise noted as “non-GAAP,” and are presented in U.S. dollars.

Conference Call and Webcast

Management will hold an investor conference call and webcast on Thursday, August 22, 2013 at 8:00 p.m. Eastern Daylight Time, which is 8:00 a.m. Taipei Time on August 23, 2013, to discuss GigaMedia’s second-quarter 2013 performance.

Dial-in numbers:

U.S.: +1-845-675-0437

International: +65-6723-9381

Passcode: 32907727

A replay will be available from 11:00 p.m. Eastern Standard Time on August 22, 2013 for seven days.

U.S.: +1-646-254-3697

International: +612-8199-0299

Passcode: 32907727

A link to the live and archived webcast will be available at www.gigamedia.com.

Conference Call Format

The call will consist of brief prepared remarks, followed by live Q&A and management responses to questions submitted via email. Questions may be sent in advance to IR@gigamedia.com.tw.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile social casino games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and GigaMedia’s strategic and operational plans. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including but not limited to, our ability to license, develop or acquire additional online games that are appealing to users, our ability to retain existing online game players and attract new players, and our ability to launch online games in a timely manner and pursuant to our anticipated schedule. Further information on risks or other factors that could cause results to differ is detailed in GigaMedia’s Annual Report on Form 20-F filed in April 2013 and its other filings with the United States Securities and Exchange Commission.

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(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	6/30/2013	3/31/2013	6/30/2012
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Asian online game and service revenues	3,652,728	4,186,767	7,128,830
Cloud service revenues	1,351	0	0

	3,654,079	4,186,767	7,128,830

Operating costs
Cost of Asian online game and service revenues	1,667,002	1,817,078	3,276,561
Cost of Cloud service revenues	59,569	36,236	0

	1,726,571	1,853,314	3,276,561

Gross profit	1,927,508	2,333,453	3,852,269

Operating expenses
Product development and engineering expenses	319,015	371,519	279,904
Selling and marketing expenses	1,210,152	1,417,610	2,337,434
General and administrative expenses	1,712,604	1,839,645	3,784,495
Bad debt expenses (recoveries)	11,230	(27,247)	(10,315)

	3,253,001	3,601,527	6,391,518

Loss from operations	(1,325,493)	(1,268,074)	(2,539,249)

Non-operating income (expense)
Interest income	53,326	50,191	73,548
Gain on sales of marketable securities	0	0	926,063
Interest expense	(13,824)	(27,237)	(408,161)
Foreign exchange loss—net	(132,412)	(186,438)	(193,279)
Gain (loss) on disposal of property, plant and equipment	5	(4,872)	(58,992)
Gain (loss) on equity method investments—net	184,281	22,917	(78,150)
Gain on disposal of investments	1,219,712	0	0
Other	100,258	8,228	168,156

	1,411,346	(137,211)	429,185

Income (loss) from continuing operations before income taxes	85,853	(1,405,285)	(2,110,064)
Income tax (expense) benefit	(153)	16,570	(101,417)

Income (loss) from continuing operations	85,700	(1,388,715)	(2,211,481)
Loss from discontinued operations , net of tax	(1,937)	(345)	(1,418,990)

Net income (loss)	83,763	(1,389,060)	(3,630,471)
Less : Net (gain) loss attributable to noncontrolling interest and subsidiary preferred shares	(7)	0	176,960

Net income (loss) attributable to GigaMedia	83,756	(1,389,060)	(3,453,511)

Loss per share attributable to GigaMedia
Basic:
Loss from continuing operations	0.00	(0.03)	(0.04)
Loss from discontinued operations	0.00	0.00	(0.03)

	0.00	(0.03)	(0.07)

Diluted:
Loss from continuing operations	0.00	(0.03)	(0.04)
Loss from discontinued operations	0.00	0.00	(0.03)

	0.00	(0.03)	(0.07)

Weighted averages hares outstanding:
Basic	50,719,976	50,719,976	50,719,976

Diluted	51,805,045	50,719,976	50,719,976

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	6/30/2013	3/31/2013	6/30/2012
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	55,263,459	60,313,323	55,244,421
Marketable securities—current	17,697,033	17,518,275	37,783,301
Accounts receivable—net	2,081,571	3,630,552	3,930,527
Prepaid expenses	799,026	849,549	996,643
Restricted cash	0	0	1,781,944
Assets held for sale—current	0	0	2,173,312
Other receivables	2,407	2,197	1,314,229
Other current assets	879,752	922,066	816,420

Total current assets	76,723,248	83,235,962	104,040,797
Marketable securities—noncurrent	4,241,916	4,250,550	6,979,696
Investments	5,090,643	5,059,876	5,833,680
Retained ownership of IAHGames	0	0	166,734
Property, plant & equipment—net	1,803,237	1,826,313	2,321,039
Goodwill	16,392,173	16,485,591	28,817,660
Intangible assets—net	14,893,449	15,125,057	15,487,140
Assets held for sale—noncurrent	0	0	2,930,806
Prepaid licensing and royalty fees	7,943,568	8,118,402	9,277,977
Other assets	481,069	2,515,525	673,053

Total assets	127,569,303	136,617,276	176,528,582

Liabilities and equity
Accounts payable	216,125	159,133	407,464
Accrued compensation	771,419	440,810	969,120
Accrued expenses	3,561,367	4,947,557	8,675,494
Short-term borrowings	0	7,542,742	9,346,360
Liabilities held for sale—current	0	0	3,900,461
Other current liabilities	6,858,350	7,396,623	7,342,720

Total current liabilities	11,407,261	20,486,865	30,641,619
Liabilities held for sale—noncurrent	0	0	536,723
Other liabilities	832,032	834,643	659,401

Total liabilities	12,239,293	21,321,508	31,837,743

Subsidiary preferred shares	0	0	1,962,806

GigaMedia’s shareholders’ equity	115,668,461	115,634,182	146,319,109
Noncontrolling interest	(338,451)	(338,414)	(3,591,076)

Total equity	115,330,010	115,295,768	142,728,033

Total liabilities and equity	127,569,303	136,617,276	176,528,582

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	6/30/2013	3/31/2013	6/30/2012
	unaudited	unaudited	unaudited
	USD	USD	USD
Reconciliation of Net Income (Loss) to EBITDA
Net income (loss) attributable to GigaMedia	83,756	(1,389,060)	(3,453,511)
Depreciation	107,110	111,651	404,896
Amortization	490,397	500,084	557,786
Interest (income) expense	(39,842)	(23,337)	263,058
Income tax expense (benefit)	153	(16,570)	104,152

EBITDA	641,574	(817,232)	(2,123,619)